PRESS RELEASE

May 4, 2017

Eksportfinans’ financial results for the first quarter of 2017 in line with expectations

Net interest income was NOK 62 million for the first quarter of 2017, compared to NOK 76 million for the same period in 2016. The decrease was expected and primarily due to the lower level of interest generating assets.

Profit, excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the Portfolio Hedge Agreement, amounted to NOK 16 million for the first three months of 2017, compared to NOK 42 million for the corresponding period of 2016. The decrease was mainly due to the lower net interest income.

Comprehensive income according to IFRS was negative NOK 152 million for the first quarter of 2017, compared to negative NOK 18 million for the first quarter of 2016. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Total assets were NOK 33 billion at March 31, 2017. This was unchanged compared to December 31, 2016.

The core capital ratio was 66.7 percent at March 31, 2017, compared to 61.0 percent at December 31, 2016. At the end of the first quarter of 2017 the company had liquidity reserves totaling NOK 12 billion.

Eksportfinans’ financial reports and other information are available on www.eksportfinans.com.

For further information, please contact:

Chief Executive Officer, Geir Bergvoll:

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of staff / communications, Elise Lindbæk:

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer, Geir Ove Olsen:

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2017 total assets amounted to approximately NOK 33 billion. The company is located in Dronning Maud’s gate (Vika) in central Oslo.

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.